
November 16, 2011

Via E-mail
Uri Danon
Chief Executive Officer
BioCancell Therapeutics, Inc.
8 Hartom Street
Jerusalem 97775 Israel

Re: BioCancell Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 8, 2011
File No. 000-53708

Dear Mr. Danon:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by amending your preliminary proxy statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing the amendment to your preliminary proxy statement or the information you provide in response to this comment, we may have additional comments.

Proposal 3

Approval of an Amendment to the Company's Amended and Restated Certificate of Incorporation Increasing the Company's Authorized Stock Capital, page 3

1. We note that you wish to increase the number of authorized stock capital at the same time as you seek shareholder approval to conduct a private placement of an unspecified number of shares. To the extent that the number of additional authorized shares exceeds the amount of common stock you intend to sell through your private placement, please state in this proposal whether or not you have any current plans, agreements, understandings, etc. with respect to the excess common shares you propose to have authorized. If you have any such plans, agreements, understandings, etc., please note this in your disclosure and describe them. If you have none, please include a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director